Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following communications are available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or were otherwise disseminated by Kraft Foods Inc. on February 2, 2010.

Forward-looking statements

These communications contain forward-looking statements regarding Kraft Food’s combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in these communications, except as required by applicable law or regulation.

Additional US-related information

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are US or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For Immediate Release

2 February 2010

OFFER

by

KRAFT FOODS INC.

for

CADBURY PLC

Offer Update – Offer Wholly Unconditional

Kraft Foods announces that all of the Conditions to its recommended Final Offer have been satisfied or waived and, accordingly, the Offer is wholly unconditional.

The Final Offer will remain open until further notice and at least 14 days’ notice will be given if Kraft Foods decides to close the Final Offer. Cadbury Securityholders who have not yet accepted the Offer are encouraged to do so without delay.

Commenting on the Offer, Irene Rosenfeld, Chairman and CEO of Kraft Foods said,

“The combination of Kraft Foods and Cadbury creates a global powerhouse in snacks, confectionery and quick meals. Together we have impressive global reach and an unrivalled portfolio of iconic brands, with tremendous growth potential. I warmly welcome Cadbury employees into the Kraft Foods family and look forward to meeting many of them in the days and weeks ahead. This combined company has a phenomenal future, and I firmly believe it will deliver outstanding returns to our shareholders.”

Level of acceptances

As at 1.00 p.m. (London time) on 2 February 2010, Kraft Foods had received valid acceptances of the Offer in respect of a total of 987,684,041 Cadbury Shares (including those represented by Cadbury ADSs), representing approximately 71.73 per cent. of the existing issued share capital of Cadbury.

Delisting and re-registration

Following receipt of sufficient acceptances (i.e. 75 per cent.), Kraft Foods intends to procure that Cadbury will apply for the cancellation of the listing of Cadbury Shares on the Official List and the trading on the London Stock Exchange for listed securities. Kraft Foods also intends to procure that, as soon as practicable, Cadbury will apply for the delisting of Cadbury ADSs from the NYSE and that Cadbury terminates its ADS program and the Deposit Agreement.

A notice period of not less than 20 Business Days prior to delisting from the London Stock Exchange will commence as soon as Kraft Foods has received sufficient acceptances to procure the delisting of the Cadbury Shares. Delisting is likely to reduce significantly the liquidity and marketability of any Cadbury Shares (including those represented by Cadbury ADSs) in respect of which the Offer has not been accepted.

It is also proposed that, after Cadbury Shares are delisted, Cadbury will be re-registered as a private company.

Compulsory acquisition

Kraft Foods intends, assuming it becomes so entitled (by receiving 90 per cent. acceptances), to acquire compulsorily any outstanding Cadbury Shares (including any Cadbury Shares represented by Cadbury ADSs) pursuant to the provisions of the 2006 Act.

Settlement

The consideration to which any Cadbury Securityholder is entitled under the Offer will be settled (i) in the case of complete acceptances received on or before 1 p.m. (London time) on the date of this announcement, on or before 16 February 2010; and (ii) in the case of complete acceptances received after the date of this announcement but while the Offer remains open for acceptance, within 14 days of such receipt, in each case in the manner described in the Final Offer Documents.

Acceptance of the Offer

Cadbury Securityholders who have not yet accepted, and wish to accept, the Offer should take action to accept the Offer as soon as possible. Details of the procedure for doing so are set out in the Final Offer Documents (including, in the case of certificated Cadbury Shares and Cadbury ADSs, the Final Acceptance Forms) sent to Cadbury Securityholders on 20 January 2010. The Final Offer Documents are also available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods).

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the Final Offer Document published by Kraft Foods on 19 January 2010.

Enquiries

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Kraft Foods

Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Brunswick Group (public relations)

Richard Jacques		+44 20 7404 5959
Jonathan Glass		+44 20 7404 5959

Further information

This announcement will be available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods) by no later than 12 noon (London time) / 7.00 a.m. (New York City time) on 3 February 2010.

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and accompanying documentation (the “Offer Documentation”). Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website (as supplemented from time to time). In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

Forward-looking statements

This announcement contains forward-looking statements regarding the Final Offer. Such statements include, but are not limited to, statements about the benefits of the combination

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and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Final Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended Final Offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended Final Offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

Contacts:	Perry Yeatman (Media)	Chris Jakubik (Investors)
	847-646-4538	847-646-5494
	news@kraft.com	ir@kraft.com

KRAFT FOODS SUCCEEDS IN OFFER FOR CADBURY PLC

NORTHFIELD, Ill. – Feb. 2, 2010 – Kraft Foods is pleased to announce that it has acquired control of Cadbury plc. The combination creates a global powerhouse in snacks, confectionery and quick meals with annual revenues of approximately $50 billion and sales in approximately 160 countries. Holders of 71.73 percent of Cadbury’s outstanding shares have already accepted Kraft Foods’ Final Offer – as recommended by the Cadbury board. As such, all of the conditions of the recommended Final Offer for Cadbury have been satisfied or waived, allowing Cadbury to become part of Kraft Foods.

“The combination of Kraft Foods and Cadbury creates a global powerhouse in snacks, confectionery and quick meals,” said Irene Rosenfeld, Chairman and CEO. “Together we have impressive global reach and an unrivalled portfolio of iconic brands, with tremendous growth potential. I warmly welcome Cadbury employees into the Kraft Foods family and look forward to meeting many of them in the days and weeks ahead. This combined company has a phenomenal future, and I firmly believe it will deliver outstanding returns to our shareholders.”

The Final Offer remains open. Cadbury Securityholders who have not yet accepted the Offer are encouraged to do so without delay. Further information, including the Final Offer Documents, is available at www.transactioninfo.com/kraftfoods.

About Kraft Foods

The combination of Kraft Foods and Cadbury creates a global powerhouse in snacks, confectionery and quick meals. With annual revenues of approximately $50 billion, the combined company is the world’s second largest food company, making delicious products for billions of consumers in more than 160 countries. The combined company’s portfolio includes 11 iconic brands with revenues exceeding $1 billion – Oreo, Nabisco and LU biscuits; Milka and Cadbury chocolates; Trident gums; Jacobs and Maxwell House coffees; Philadelphia cream cheeses; Kraft cheeses, dinners and dressings; and Oscar Mayer meats. Another 70+ brands generate annual revenues of more than $100 million. Kraft Foods (www.kraftfoodscompany.com; NYSE: KFT) is a member of the Dow Jones Industrial

Average, Standard & Poor’s 500, Dow Jones Sustainability Index and Ethibel Sustainability Index.

Further information

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the Final Offer Document published by Kraft Foods on 19 January 2010.

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and accompanying documentation (the “Offer Documentation”). Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website (as supplemented from time to time). In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

Forward-looking statements

This announcement contains forward-looking statements regarding Kraft Foods’ combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of

2

which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended final offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended final offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

- make today delicious -

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Building a Global Powerhouse … Best of Both

February 2, 2010 — Almost six months ago, with a sound strategy and a healthy dose of optimism, we said we wanted to combine with Cadbury. Today, I’m excited to say that has become a reality.

And now the most important work lies before us: Bringing our two great companies together to create a global powerhouse in snacks, confectionery and quick meals.

Despite this tremendous potential, I know this is a time of mixed emotions for many of you. I speak for Kraft Foods employees around the world when I say to Cadbury employees: We’re delighted you’re joining us. You’ve accomplished a great deal over the past few years and we have tremendous respect for your brands and your success.

However, I also recognize that some Cadbury employees were hoping for another outcome. As someone who has been on both sides of an acquisition, I have a sense of how you may be feeling. My experiences have taught me first-hand the do’s and don’ts of an effective combination. And the most important thing I’ve learned is that how we treat people, how we communicate and how we combine our two teams will largely determine our success.

Beginning today, we need to move forward and grow our business … together.

Combined, we have an impressive global reach. We are the second-largest food company in the world. We’re the global leader in confectionery and biscuits. We have 11 billion-dollar brands. And consumers in more than 160 countries love our delicious products. Making all that possible is the power of approximately 140,000 passionate employees. Yet, we still have plenty of room to grow.

Whether you come from Kraft Foods or Cadbury, I know you’re probably wondering what the future holds for you. Rest assured, we’ll do our best to address those concerns quickly and thoughtfully. You’ll be hearing much more about this in the weeks ahead.

As we do this work, six practical principles will guide us:

•	Maintain business momentum,
•	Follow the money (that means spending time on those things that will bring the biggest benefit to the organization),
•	Capture best of both,
•	Treat people fairly and with respect,
•	Move quickly,
•	And, communicate, communicate, communicate.

In particular, best of both must be our constant refrain. We both are fiercely proud organizations. But we must now be willing to share, listen and learn from one another. That’s the best way to find our way forward. And there will be lots of opportunities to participate. For example, beginning today, you can visit www.moredeliciousthanever.com to learn more and connect with your colleagues.

To Cadbury employees … a sincere welcome.

To Kraft Foods employees … a sincere thank you for making our three-year turnaround a success.

And to all employees around the world … I’m counting on each of you to help us make the most of this historic opportunity. I’m confident that in the years ahead we’ll look back on 2010 as the beginning of a powerful new chapter in our growth story. The year we combined the best of both our organizations … to become the clear global leader in snacks, confectionery and quick meals. The year we got back on top!

Irene Rosenfeld
Chairman and Chief Executive Officer

Safe-harbor for Forward Looking Statements

This note contains forward-looking statements regarding the combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this note, except as required by applicable law or regulation.

Additional US-related Information

This note is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are US or Canadian residents and holders of Cadbury American Depositary shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at http://www.sec.gov and at Kraft Foods’ website at http://www.kraftfoodscompany.com/home/index.aspx.

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Manager Communications Toolkit

Your Role in Helping Us Build a Global Powerhouse

Manager Communications Toolkit

About the Managers Communications Toolkit

The materials in this toolkit are provided to help you as a manager communicate with employees during the integration of Kraft Foods and Cadbury. All of these tools are approved for use and should be helpful in clarifying questions employees might have.

Table of Contents

1.	Communication guidance for leaders: This outlines your role in communicating important facts to various audiences, including employees, business partners, suppliers, etc.

2.	Our story: This will help shape your discussions with employees and other key audiences.

3.	Key messages: Outlines the main points Kraft Foods is communicating to all audiences.

4.	Employee Q&A: Review these Q&A’s so that you will be prepared to answer employee questions.

Attachments:

•	Welcome Presentation (PPT): This presentation can be used to facilitate employee meetings at your location.

•	Speaker notes: Talking points for each slide are also included.

•	Combined company fact sheet (PDF): The new key figures and statistics now that Cadbury is a part of Kraft Foods.

•	Video instructions: One version of the Welcome Presentation includes the “Delicious Is Our Difference” video. These instructions will explain how to play the video on Microsoft Power Point.

Manager Communications Toolkit

Forward Looking Statements

This note contains forward-looking statements regarding the combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this note, except as required by applicable law or regulation.

Additional US-related Information

This note is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are US or Canadian residents and holders of Cadbury American Depositary shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at http://www.sec.gov and at Kraft Foods’ website at http://www.kraftfoodscompany.com/home/index.aspx.

Manager Communications Toolkit

Your Role In Building A Global Powerhouse

Communication Guidance for Our Leaders

As we combine Kraft Foods and Cadbury, we’re asking leaders to help employees learn about our new organization, navigate change and open their minds to the possibilities of this great global powerhouse.

Our journey begins with listening and learning. The better and faster we get to know one another, the better decisions we’ll make about our future. As a leader, you’ll play an important role. While our company will provide regular updates about the integration’s progress, employees will look to you – day in and day out – as their primary source of information. And if you manage people, you’ll need to help them do their jobs and understand their role in the new Kraft Foods.

For some, these will be exciting times. For others, a time of apprehension and uncertainty. Our Cadbury colleagues have shared that they’re experiencing a sense of loss and understandably so. Respect and empathy will go a long way toward making them feel welcome.

We’re just beginning to understand the opportunity before us. So, there will be many unanswered questions for some time. Here’s some advice on how to help employees during this period of change.

Reaching Out to Employees

•	Get smart, get informed. Review the attached toolkit, which includes tools for talking with employees about the integration.

•	Have a conversation. Use the toolkit to frame up your discussions at team meetings and in the hallways. Encourage open discussion about both the issues and opportunities before us.

•

Encourage employees to stay informed. Remind employees to stay on top of the latest news at moredeliciousthanever.com. You’ll also find answers to many employee questions and have the opportunity to ask some of your own.

•

Tell it like it is. You’ll want to have all the answers, but don’t feel pressured to give a response if you don’t have one. Simply say what you know and can be communicated, say what you don’t know and commit to a time to get back to employees with more information.

Manager Communications Toolkit

•

Communicate face-to-face. Help employees stay focused on the business by sharing news as soon as it becomes available. Face-to-face is best. Don’t use email for communicating sensitive decisions or information that requires context. And be sure to connect first with employees who are most affected by a decision before sharing news more broadly.

•

Use multiple channels. With communications, the third time is the charm. It often takes at least three times for messages to be absorbed. So, get the word out in many ways (e-mail, presentations, one-on-one meetings, etc.).

•	Encourage questions. Everyone will have them during this time of change. It’s important to listen to employee concerns, even if you don’t have all the answers.

•

Be a role model. Be a positive, flexible role model for your teams, and demonstrate that you’re open to the opportunities offered by combining our companies. Continue to express appreciation to employees for their hard work and continued focus on the business.

•	Keep your finger on the pulse of your team. Stay close to your team during this time, and address issues right away.

Communicating Outside Kraft Foods

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Business partners: If external business partners ask what’s going on with the integration, reiterate that it’s business as usual until they hear otherwise. We remain focused on delivering our commitments, and that’s where we should put our efforts.

•	Media: If a reporter approaches you, send any inquiries to your local corporate affairs representatives.

•

Cadbury outreach: While we know everyone is eager to contact their new colleagues, please do not reach out to anyone at Cadbury until you have specific instructions about that process. More information on making connections will be provided to you in the days ahead.

Manager Communications Toolkit

Our Story

Here’s a way to shape your discussions with employees and other key audiences.

Building a global powerhouse

By welcoming Cadbury to the Kraft Foods family, we’re building a global powerhouse with a phenomenal future. And we will draw on the best of both to grow faster…together.

Our combined company has approximately $50 billion in revenues. We are #1 in global confectionery and #1 in global biscuits. We have 11 $1 billion dollar brands and consumers in more than 160 countries.

With an outstanding portfolio of some of the best-loved consumer brands — Milka, Oreo, Cadbury chocolate and Trident gum, to name a few — we create wholesome and delicious foods consumers can feel good about eating. In fact, at Kraft Foods, we believe delicious is our difference. Our higher purpose, Make Today Delicious, helps guide us in our journey toward top-tier performance. We know our Cadbury colleagues have the same passion for creating brands people love. And, we’ll combine the best of both companies to continue delighting consumers around the world.

Quite simply, Kraft Foods and Cadbury are the perfect match. Combined, we have significantly increased presence in high-growth emerging markets. We’re highly complementary in developed markets. And our existing strength in modern trade will be complemented by Cadbury’s exceptional capabilities in impulse channels.

But what will truly define our future are the employees of the new Kraft Foods. As we listen and learn from one another, we will capture the best of both – the best talent, the best capabilities, and the best practices. Of course, there will be tough decisions along the way. But we’ll make them quickly, and thoughtfully. Most importantly, we will treat people fairly and with respect.

In the coming months, you should continue with business as usual until you hear otherwise. Our most important job is to remain focused on growth and deliver on our commitments for 2010.

This is an exciting new beginning. It’s up to us now to define our phenomenal future. Together…we’re more delicious than ever.

Manager Communications Toolkit

Key Messages

BUILDING A GLOBAL POWERHOUSE IN SNACKS, CONFECTIONERY AND QUICK MEALS… MORE DELICIOUS THAN EVER

1.) PHENOMENAL FUTURE

Impressive global reach:

•	World’s second-largest food company
•	Approximately $50 billion in revenues
•	Sales in more than 160 countries
•	25%+ of global revenue from emerging markets
•	#1 in global confectionery
•	#1 in global biscuits
•	More than 50% of global revenue from snacks and confectionery

Portfolio of iconic brands:

•	Eleven $1 billion dollar brands: Cadbury, Jacobs, Kraft, LU, Maxwell House, Milka, Nabisco, Oscar Mayer, Oreo, Philadelphia, Trident
•	70+ $100 million+ brands
•	80% revenue from #1 share positions

Tremendous growth potential:

•	Beloved brands that will thrive with focused, incremental investment
•	Exceptional go-to-market capabilities in all classes of trade: modern, traditional, impulse
•	Highly complementary footprint in all key markets around the world

Performance driven:

•	Committed to delivering top-tier financial performance
•	Targeting 5+% organic net revenue growth
•	Targeting 9-11% EPS growth

2.) BEST OF BOTH COMPANIES

Best people

•	Combining the best global talent from across companies
•	Building on the diverse workforce at Kraft Foods:
-	34% women in middle/senior management
-	10 nationalities represented within top 30 leaders
-	64% of Kraft Foods Executive Team new to Kraft Foods in last 5 years
•	And combining with the talented entrepreneurial, international mindset at Cadbury
-	25% women in leadership teams
-	8 nationalities are represented in the top 16 leaders
-	19 nationalities are in the top 90 leaders

Manager Communications Toolkit

-	43% of the Cadbury Executive Team has significant emerging market experience

Best capabilities

•	Enhanced route to market
-	Cadbury: ubiquitous impulse channel penetration in developed and emerging markets
-	Kraft Foods: scale in large grocery stores in developed markets and modern trade in emerging markets
•	Unparalleled category management
-	Cadbury: gum and chocolate global category management
-	Kraft: biscuit and chocolate scale and broad portfolio reach
•	Enriched consumer connections
-	Deeper consumer understanding across snacking and confectionery
-	Growing brands people love

Highly compatible purposes, values and approaches

to social responsibility

Kraft Foods values:

“Make Today Delicious”

•	We inspire trust.
•	We act like owners.
•	We keep it simple.
•	We are open and inclusive.
•	We tell it like it is.
•	We lead from the head and the heart.
•	We discuss. We decide. We deliver.

Kraft Foods responsibility examples:

•	Dow Jones Sustainability Index
•	Rainforest Alliance
•	Gates Foundation PPP
•	Delicious Difference Week

Cadbury Values

“Performance Driven, Values Led”

•	Performance.
•	Quality.
•	Integrity.
•	Respect.
•	Responsibility.

Cadbury responsibility examples:

•	Dow Jones Sustainability Index
•	Fairtrade Foundation
•	Cadbury Cocoa Partnership
•	Cadbury Day

Manager Communications Toolkit

3.) GROWING FASTER TOGETHER

•	This combination is all about growth

•	Follows six practical principles
-	Maintain business momentum
-	Follow the money (80/20)
-	Capture “best of both”
-	Treat people fairly and with respect
-	Move quickly
-	Communicate, communicate, communicate

•	Integration will be lead by a global team of executives from both companies
-	Tim Cofer leading from Kraft Foods; Cadbury lead yet to be named

•	Timeline for senior manager recommendations (subject to local requirements)
-	Within 45 days:
•	Anticipate recommending Region/Area/Country leadership and Executive Functional leadership
-	Within 90 days:
•	Anticipate recommending Region/Area /Country BOM Leadership teams
•	Anticipate recommending consolidated Region/Area/Country HQ and RDQ facility locations
-	Within 6 months:
•	Develop joint recommendation for a common manufacturing network strategy

•	People announcements made as decided

•	Eager to listen, learn and grow together

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Q&A

About Our New Company

1.	Why are Kraft Foods and Cadbury a good fit?

•	Together we are building a global powerhouse in snacks, confectionery and quick meals
•	Together we have an impressive global scale:
•	World’s second-largest food company with approximately $50 billion in revenues
•	Sales in more than 160 countries
•	11 $1 billion+ brands

2.	How can a U.S.-based company and a UK-based company fit together?

•	This is not just the combination of an American company and a British company – we are both global companies today
•	We also have highly compatible purposes and values
•	Both started out with visionary founders
•	Both have grown into global leaders dedicated to doing business responsibly
•	Both are recognized as great places to work where employees can learn, stretch and grow

3.	How will Kraft Foods ensure that Cadbury is as well-run as it has been in the past?

•	This combination is about growth
•	Our approach will be to take the best of both companies – people, capabilities and values

4.	Why pursue combining companies now?

•	The time is right to accelerate both companies’ progress
•	For Kraft Foods, we are ready to build on the success of our 3.5-year turnaround having:
•	Rebuilt our brand equities and pricing power
•	Strengthened our innovation pipeline
•	Stepped up our cost-saving initiatives
•	Cadbury has made great strides through its Vision Into Action program
•

More generally, there is now a much stronger competitive environment (Mars Wrigley, for example) and a consolidating customer base – it makes sense to capitalize on a powerful combination in such a market environment

5.	What other options were explored?

•	Kraft Foods was on a path to achieve top-tier performance on a standalone basis
•	This combination enables us to accelerate that progress and reach top-tier performance even faster

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6.	Isn’t Kraft Foods a slow-growth conglomerate?

•	The depiction of Kraft Foods in some news outlets has been distorted.
•	We have completed our three-year journey to sustainable, profitable growth:
•	High-quality top line
•	Sequential improvements in volume/mix
•	Driving both margins and earnings higher
•	Market shares improving in our key markets and categories
•	Terrific profit and cash flow performance
•	We have a strong portfolio of iconic brands
•	Together, we are a global powerhouse in snacks, confectionery and quick meals

7.	What is Kraft Foods’ history with previous acquisitions when it comes to retaining employees and supporting communities?

•	We have a very good track record of successfully integrating acquired companies
•	Nabisco is a good example
•	We entered the rapidly growing snacks category with a smooth integration
•	LU biscuits is another example of success —its acquisition expanded a global core category, adding a strong “third leg” in Europe and increasing our presence in emerging markets
•	Nabisco and LU biscuits have been great additions, and employees from these companies are integral to our current and future success

8.	Will Kraft Foods be required to divest any businesses?

•	Kraft Foods and Cadbury have highly complementary geographic footprints worldwide
•	As a result, the EU requires only minor divestments of Cadbury’s confectionery business in Poland and Romania
•	Therefore, the brands and assets to be sold will be run as standalone businesses until we complete their sale

9.	Will there be further divestitures?

•	We’re comfortable with our portfolio today and our ability to deliver against the growth and margin targets we’ve laid out
•	However, we routinely assess our portfolio for strategic fit

10.	Will there be further acquisitions?

•	We’ve got enough on our plates right now

11.	What will the combined company be called?

•	Kraft Foods
•	The Cadbury name is iconic, and it will remain a prominent brand even after this transaction

12.	What will the combined company’s values/culture be?

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•	We believe our values are highly compatible

13.	How will the combined company be structured?

•	Today is day 1 – we need some time to truly understand what is driving Cadbury’s current success
•	Then we’ll work together to develop a structure that capitalizes on what’s working today
•	We’ll move quickly, but thoughtfully, and we’ll communicate throughout
•	We certainly want to learn more about Cadbury’s global commercial category organization – this is a powerful concept that we want to integrate into our combined company

14.	Who will run the combined company? Will there be management changes?

•	Irene Rosenfeld will run the combined company
•	Our combined company will create opportunities for employees around the globe
•	Cadbury’s tremendous talent is one of its greatest assets: We hope to retain many of Cadbury’s leaders and put them in critical and prominent roles
•	We will apply a “best of both” approach to determine senior management, but this will take some time
•	Within the first 45 days, subject to local requirements, we anticipate recommending region/area/country leadership and executive functional leadership
•

Within the first 90 days, subject to local requirements, we anticipate recommending region/area/country board of management/leadership teams and consolidations of region/area/country HQ and RDQ facility locations

15.	You talk about “best of both” – is everything up for grabs?

•	Capturing the “best of both companies” is a guiding principle that relates to people, capabilities and values
•	Not everything will change nor will everything remain the same – for either Kraft Foods or Cadbury
•	We’ll learn from and share with each other and apply what’s best for the combined company

16.	Will the local company names be kept as Cadbury?

•	It’s premature to answer such specific questions and we will advise as soon as possible

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Employee-focused

17.	What does this transaction mean to me as an employee?

•	This combination is about growth
•	Being part of a growing global powerhouse means greater career and growth opportunities for employees everywhere
•	That said, we need to jointly determine whether there is any duplication of roles, and if so, whether it is necessary to make any employees in those duplicate roles redundant
•	That’s typical in situations like this
•	We understand you have many questions
•	We’ll answer them as quickly as possible
•	Meanwhile, the best thing you can do is stay focused on growing your business and delivering on your commitments

18.	Will this mean more production added to Kraft Foods or Cadbury plants?

•	From the very beginning, we’ve said this combination is about growth
•	However, it’s premature to speculate about the impact to any specific production facility
•	We expect to develop a joint recommendation for a common manufacturing network strategy within six months

19.	With all of the transformation initiatives underway, are we thinking of pulling back on some plans or changing our timing?

•	We remain committed to the outcomes of our transformation initiatives
•	They are critical to our success
•	But, the timing may change
•	What you should do is proceed as planned unless you hear otherwise

20.	What will happen to the Cadbury Foundation?

•	Like Cadbury, we are committed to supporting the communities where we live and work
•	In the near term, we do not plan to change commitments the Cadbury Foundation has made

21.	What about Cadbury Day?

•	It sounds like a great idea and we want to learn more
•	We have something similar at Kraft Foods called Delicious Different Week
•	We are very excited to see how much good we can do together – now nearly 140,000 strong

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Job, benefit and compensation concerns

22.	When will I know if my job will be affected?

•	It’s business as usual until you hear otherwise
•

Within the first 90 days, and subject to local requirements, we anticipate making recommendations that affect structure and staffing, including who will be region/country leaders, Board of Management teams and functional leaders and recommendations for key facility locations

•	We can’t provide a timeline for everyone until this work is done
•	However, we commit to open, transparent communication during this process and will share information and timeline as soon as possible

23.	How will you determine who fills what roles?

•	Our intent is to take a best of both approach to put the best person in the right role
•	To make those decisions, we will follow a disciplined, fair and transparent talent selection process
•	This will include unbiased principles for talent assessment and placement that address business continuity and top talent retention

24.	Who will decide who fills positions?

•	Once the business structure is announced, key line leaders will be appointed to run the various organizations
•	These line leaders will then determine the placements and staffing levels they need

25.	What will happen to employee benefits and compensation?

•	Over time, and where appropriate, we expect to harmonize benefits, compensation, HR policies and programs between Kraft Foods and Cadbury
•	Generally we plan to maintain benefits and compensation levels through 2011
•	Some policies will be harmonized on a country-by-country basis
•	Where appropriate, employee benefits programs will be harmonized on a country-by-country basis
•

Some compensation practices (such as management compensation, stock equity and performance management) will become consistent across the entire company, where appropriate; local compensation practices will be harmonized on a country by country basis.

•	We may make changes later on, but we do not expect any changes to the current levels of compensation and benefits

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26.	How will this affect my pension?

•	Earned pension benefits will not be affected
•

Where appropriate, employee benefits will be harmonized on a country-by-country basis. It will be determined later if, and how, harmonized plans may impact pension benefits. This determination may be dictated by local laws

•	But, it will take some time as we will be very thoughtful about the design of harmonized benefits programs
•	In the UK, we are committed to funding pension plans around the world in line with local laws
•	We will work closely with the UK pension plan trustee to understand the processes, obligations and funding needs of the UK plan

27.	What does this mean for union employees?

•	The story today is about growth
•	We will honor existing contractual obligations
•	We have spoken with UNITE (primary UK union) and aim to maintain a constructive dialogue

Severance/Support

28.	What kind of severance and/or support will Kraft Foods and Cadbury offer employees who do not continue with the company?

•	Kraft Foods will treat affected employees as they would’ve been under existing policies and in line with applicable laws

29.	If I am asked to move to a position following the acquisition and choose not to take it, will I still receive severance?

•	Unless country regulations apply, generally if we offer you a comparable job and you choose to turn it down, then you are in effect choosing not to stay with Kraft Foods
•	So, you will not be eligible for severance or redundancy pay

30.	Will you offer any early retirement packages?

•	There are no plans at this time to offer any “special” early retirement packages
•	However, if any of the benefits plans currently provide certain entitlements as a result of retiring early, those entitlements will be honored

31.	If my job is affected, am I eligible for other positions with Kraft Foods?

•	Principally, yes, within the roles applicable under the relevant employment laws. We want to retain as many talented employees as possible
•	We will have a process in place for employees to be considered for other available openings within their geography

32.	What should I do if I have additional questions?

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•	Please contact your HR representative for more detailed information

U.K. Jobs and Facilities

33.	Do you expect this to be a net positive for UK employees?

•	Given the size of the combined business, we believe this will be a net positive for the UK, especially in manufacturing jobs
•

But before we can make specific decisions or projections, we need to better understand the assumptions and plans related to Cadbury’s Vision Into Action program and the impact of those existing plans, market by market, within the combined company

34.	I’ve heard others speculate about massive job losses in the UK. Is that true?

•	Talk of large-scale job losses in the UK is totally unfounded
•	From the very beginning, we’ve said this combination is about growth
•	Some reports have more people losing their jobs (7,500) than Cadbury currently employs in the UK (5,000 employees)
•	That said, we need to jointly determine whether there is any duplication of roles between the companies, and if so, whether it is necessary to make any employees in those duplicate roles redundant
•	That’s typical in situations like this
•	We have to review in detail with Cadbury’s management the progress of the plan to transfer production and how it fits into Cadbury’s Vision Into Action program
•	Only then can we make a decision about the best way forward for the combined company

35.	Have you spoken with UNITE?

•	We have spoken with UNITE and want to maintain a constructive dialogue with them
•	As we’ve said, existing contractual employment rights, including pension rights, will be safeguarded and in line with applicable laws
•

We believe the combination will be a net positive for the UK, post-Cadbury’s Vision into Action program, especially in manufacturing jobs on a comparison basis with Cadbury’s Vision into Action program

36.	Have you met with Lord Mandelson? What did he say? Have you made any commitments to him?

•	We have met with him, and reiterated what we’ve said from the very beginning…that this combination is about growth
•	We want to increase investment in Cadbury’s brands
•	Believe the combination would be a net positive for the UK, especially in manufacturing jobs, on an apples to apples basis post Cadbury’s Vision into Action program
•	But we need to understand more before making detailed promises or projections

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37.	Are you still committed to keeping Somerdale open?

•	We were sincere in our intent when we announced our interest in Cadbury six months ago
•	We have only acquired control, so we don’t have the answers
•	We have to review in detail with Cadbury’s management the progress of their plan to transfer production and how it fits into Cadbury’s Vision into Action program
•	Only then can we make a decision about the best way forward for the combined company

38.	Who and what business unit will Britain and Ireland report into?

•	We have only just acquired control and it is too premature to answer such specific questions
•	We will advise once decisions are made

39.	Will sales teams be combined? How would that work?

•	We have only just acquired control and it is too premature to answer such specific questions
•	We will advise once decisions are made

40.	What will happen to Cadbury HQ?

•	We don’t have all the answers today
•	Here’s what we do know: our global headquarters will remain in Northfield, Illinois
•	Beyond that, our combined business has a number of offices in the UK (Banbury, Reading, Uxbridge, Cheltenham, Bournville)
•	We need to understand what’s the most effective way to utilize these sites in order to keep growing
•	Only then can we decide how best to proceed

41.	What about Kraft Foods’ record with Terry’s? Will the same thing happen to Cadbury?

•	Terry’s is not comparable with Cadbury
•	Far smaller scale ~ £50 million retail value
•	Lacked critical mass
•	Only distributed in a few markets around the world
•	The factory that was closed was unsuited to modern chocolate production with very high fixed costs
•	Despite having shifted production, we’ve continued to invest and grow the Terry’s brand
•	In 2009, Terry’s grew 18%

42.	Why is Irene not going to Bournville?

•	We understand that Bournville is the heart of Cadbury
•	She just couldn’t fit it in this trip/short trip
•	She expects to visit Bournville in the months ahead

Communication/next steps

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43.	When will the two companies officially become one, and what can we expect on that day?

•	We consider February 3 as our official first day as a combined company
•	We will have broad employee communications on that day but otherwise it will remain business as usual
•	Under NYSE regulations, we need to report our Q1 results as a single company come May

44.	What is the timeline for integration?

•	Our plan is to move quickly, but thoughtfully, to develop and communicate our plans and how we’ll work together
•	We’ll do this in a way that is fair and transparent
•	Within the first 45 days, subject to local requirements, we will recommend region/area/country leadership and KET functional executive direct reports
•	Within the first 90 days, subject to local requirements, we will recommend region/area/country board of management/leadership teams and consolidated region/area/country HQ and RDQ facility locations

45.	When can I reach out to my counterparts at the other company?

•	When that’s appropriate, your manager will let you know

46.	How will employees get updates on the integration?

•	A special site, moredeliciousthanever.com, will be updated with new information throughout the integration

47.	Whom do I contact with questions?

•	It depends on the question, but your manager is always a great place to start
•	You can also submit questions through the moredeliciousthanever.com website
•	Answers to the most frequently asked questions will be posted for all employees to see

48.	What should we tell our customers?

•	It’s business as usual
•	As local plans evolve, we will continue to keep our business partners informed of any changes

Consumers

49.	Will Cadbury products now be made in America?

•	It remains business as usual
•	As of today, there has been no change to where Cadbury products are made and sold
•	In fact, many of Cadbury’s gum and confectionery products have been made in America for more than 50 years

50.	Will Cadbury products taste the same?

•	Absolutely. There has been no change to how Cadbury products are made

51.	Will the quality of Cadbury products change?

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•	No. Quality has been a hallmark for Kraft Foods for more than a century
•	It is one of our four key growth strategies today
•	Making delicious products that delight consumers is what Kraft Foods is all about
•	We’ve been actively investing in quality and using it as a source of competitive advantage

52.	Will Cadbury continue to use only Cocoa Initiative Certified Chocolate?

•	We expect to honor Cadbury’s existing commitment to the Cadbury Cocoa Partnership and the Fairtrade organization
•	Kraft Foods is also the largest buyer of coffee and cocoa from Rainforest Alliance certified farms. We expect to honor this commitment going forward
•	Indeed, our entire Côte d’Or and Marabou lines are made exclusively from Rainforest Alliance certified cocoa

53.	Will any products be discontinued?

•	This combination is about growth and we have no plans to discontinue any products
•	In fact, we intend to build on the success of Cadbury’s brands and heritage through increased investment and innovation
•	Making delicious foods that consumers love is what we’ll continue to do

54.	Will I still be able to buy the same products currently in stores?

•	Yes, it is very much business as usual
•	In fact, as a combined company with even greater distribution capabilities, over time we’ll be able to offer our products in even more locations around the world

55.	Will ingredients for products be changed?

•	Superior product quality has been and will continue to be the key to our success
•	We will continue to invest in Cadbury and Kraft Foods brands to ensure they remain the brands consumers love best

56.	Are there plans to develop new products?

•	Innovation is part of what we do every day
•	We are always bringing new products to our consumers
•	Our unwavering quest for innovations that delight our consumers will continue to help drive our combined success

57.	Americans can’t make chocolate. Why do you even think you can try?

•	We have a wealth of experience in European chocolate – more than 100 years
•	We are proud of beloved brands such as Milka, Toblerone, Marabou, Freia, Lacta and Côte d’Or

58.	What does Kraft Foods know about gum or candy?

•	Kraft Foods has had experience in confectionery: We actually sold Hollywood gum to Cadbury in 2000
•	We didn’t sell because it wasn’t a good business. Rather we sold it because we lacked the critical scale

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•	We know how to invest and grow great food brands—making delicious products is what we’re all about

59.	What about employees? I heard there are going to be a lot of layoffs.

•	This combination is about growth. Our combined company will create opportunities for employees around the globe. In fact, the tremendous talent of Cadbury is one of its greatest assets
•

That said, we’ll determine whether there is any duplication of roles, and if so, whether it is necessary to make any employees in those duplicate roles redundant. That’s typical in situations like this

•	We need some time to truly understand and get to know Cadbury even better. Therefore, we don’t have all the answers today
•	But I can assure you we intend to take the best of best of both companies when it comes to people, capabilities and values

60.	What will happen to Cadbury’s commitment to the London 2012 Olympics?

•	We recognize and understand the commitment Cadbury has made regarding the 2012 Games, as well as this event’s significance, not only to London but also for the entire world
•	We do not plan on changing this commitment

61.	If you’re now a “global powerhouse in snacks, confectionery and quick meals,” how can you have any commitment to health & wellness initiatives?

•	Our commitment remains the same. We give consumers the choices and information they need for a balanced lifestyle based around four principles:
•	Offer a variety of products to give consumers the range of choices they need and want:
•	reduced fat, sugar, calories
•	whole grains
•	affordable nutrition
•	portion control – we were a pioneers with 100-calorie packs
•	Provide consumers clear nutritional information
•	Advertising responsibly to children
•	Promote physical activity and healthy lifestyles

Customers

62.	What will happen to our relationships with Cadbury?

•	It is very much business as usual
•	We have strong and successful relationships with our customers
•	For now, we will continue to work with our customers as in the past
•	The combination of Kraft Foods and Cadbury will make the partnership with our retail customers even stronger, particularly in impulse channels
•	Its premature to comment on any specific customer relationship

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Suppliers and Distributors

63.	What is the impact on Kraft Foods and Cadbury’s current suppliers and distributors?

•	Both companies work with world-class suppliers
•	For the time being, Kraft Foods and Cadbury will continue to conduct business as in the past
•	It’s premature to comment on any specific supplier relationship

Government-NGOs

64.	Will any existing relationships with NGOs be affected?

•	Kraft Foods and Cadbury have long histories of working successfully with NGOs
•	The two companies care about many of the same social issues
•	We value the existing relationships that Cadbury and Kraft Foods have with NGOs
•	We have no current plans to change any of these relationships

65.	Specifically, will you maintain Cadbury’s commitment to Fairtrade?

•	We admire Cadbury’s commitment to Fairtrade and have every intention of maintaining the commitments Cadbury has made in this area
•	We both strongly support certification as a way to improve sustainability in cocoa farming
•	We expect to honor both companies’ existing commitments going forward

66.	What about the Cadbury Cocoa Partnership (CCP) / PPP in Ghana?

•	We value the existing relationship that Cadbury has with the CCP in Ghana
•	We have no current plans to change this relationship